

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

<u>Via E-Mail</u>
Zack Rinat
Chief Executive Officer and Chairman of the Board
Model N, Inc.
1800 Bridge Parkway
Redwood City, CA 94065

> **Re:** **Model N, Inc.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted January 15, 2013**
> **CIK No. 0001118417**

Dear Mr. Rinat:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments. Please note that references to prior comments are to those provided in our letter dated January 7, 2013.

Prospectus Summary, page 1

1.   We note your response to prior comment 5. The supporting documentation you have provided for your statement on page 1 and elsewhere that you are a leading provider of revenue management solutions is dated from the years 2009 and 2011. This does not address your status among your competitors as of a recent date. Please provide such support or revise your disclosure to remove such statements from your prospectus.

2.   We note your response to prior comment 5 and the support you have provided for your statement on page 1 that you are a pioneer. Given your statement that you were unable to locate any reports that discussed the revenue management industry specifically during the

initial years that the company began developing and marketing its solutions, please recast this statement as a statement of management's beliefs.

3.   We note your response to prior comment 5. It remains unclear, however, what you mean by your statement that your "application suites often become mission critical" for your customers. Please explain to us and include clarifying disclosure regarding how your application suites "become mission critical" to your customers.

4.   We note your response to prior comment 6. However, please describe in greater detail the following both here and under "Business" on page 73:

- The differences between your on-premise and cloud-based solutions, including any differences in how revenues are received;
- The types of applications that can be purchased individually and how they differ from applications that are purchased as part of a suite;
- Whether customers can purchase a standard service or whether your solutions are customized for each customer;
- What you mean by "license and implementation" and "SaaS and maintenance" on page 8 and how these terms relate to the product suites described in your prospectus summary; and
- A description of your relationship with your system integrators and consultants referenced on page 1 and how you work with these entities to promote the sale and implementation of your solutions.

Company Overview, page 1

5.   We note your response to prior comment 7. However, it is unclear that each customer listed who is within the top twenty of any of the categories identified is a significant or representative customer. Please provide us with more detail regarding the percentage of revenues the named customers provided. In addition, disclose in your prospectus the basis for selecting the customers identified by name.

Risk Factors

Risks Related to Our Business and Industry

Our organization continues to grow and experience rapid changes…, page 19

6.   We note your disclosure in the fourth paragraph of this risk factor regarding your new enterprise resource planning system. Please clarify how the implementation of the new system poses a risk to your disclosure controls, internal control over financial reporting and business operations prior to completion. Please also provide disclosure in the "Business" section regarding this new enterprise resource planning system. Additionally, given your statement that this system "may result in substantial costs," please include

disclosure regarding these costs in your management's discussion and analysis of
financial condition and results of operations as a known trend or uncertainty.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Common Stock Valuations, page 69

7.   We note your response to prior comment 17. Please revise your disclosures to clarify that
the common stock valuations on September 30, 2011, December 31, 2011 and March 31,
2012 were contemporaneous valuations. Please also revise your disclosures related to
these valuations to clarify the fair value of your common stock as determined by the
board of directors on the respective grant dates considering you currently disclose only
what the board of directors determined the exercise price to be.

8.   As it relates to the stock options granted on September 28, 2012, please clarify how you
determined that the common stock valuation was contemporaneous considering the
length of time between the valuation date on June 30, 2012 and the stock option grant
date.

9.   We note your response to prior comment 18. Please revise your disclosures to clarify that
the same group of peer companies was used for purposes of applying the market
approach in the common stock valuations and in estimating expected volatility for share-
based payment awards for fiscal 2012 and please also revise your disclosures to discuss
any limitations or uncertainties regarding comparability within this peer group.

Business, page 73

10.   Please describe here, in material detail, the product still awaiting final testing described in
response to prior comment 13.

Customers, page 82

11.   We note your response to prior comment 26. However, we also note your risk factor on
page 12 indicating that the "loss of any of [y]our significant customers or groups of
customers for any reason, or a change of relationship with any of [y]our key customers
may cause a significant decrease in [y]our total revenues." It appears therefore that the
loss of your largest customers would likely have a material adverse effect on your
business. For this reason, it appears that you should disclose, at a minimum, the names of
your two largest customers who together generated 24% of your revenues in fiscal year
2012. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Estimates

Revenue Recognition

SaaS and Maintenance, page F-9

12.   We note your responses to prior comments 30 and 31 and revised disclosures in this section which indicate that implementation services generally do not have stand-alone value. As a result, you consider SaaS arrangements that include subscription fees and related implementation services a single unit of accounting and revenues from the entire arrangement are recognized ratably beginning the day the customer is provided access to the subscription service through the end of the contract term. Please tell us what consideration was given to SAB Topic 13.A.3.f with respect to the implementation services. In this regard, as noted in footnote 39 of this guidance, the revenue recognition period for up-front fees should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial contract term and the customer continues to benefit from payment of the up-front fee. Please advise and revise your disclosures as necessary.

Exhibits

13.   We note your statement in response to prior comment 34 that you do not consider the company to be substantially dependent upon any one customer agreement because the identities of your most significant customers vary from period to period. Please tell us whether you have customer contracts with Company A or Company B, identified on page F-11 of your financial statements and which generated 10% and 14%, respectively, of your revenues for fiscal year 2012. If so, for each agreement, please provide us an analysis of the material contract terms, including but not limited to such terms as the contract period, the rights and obligations of the parties, whether the contract contains minimum purchase commitments or any other requirement.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact the Assistant Director Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
       Jeffrey R. Vetter, Esq.
       Fenwick & West LLP